Filed by Corxel Pharmaceuticals, Inc. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Amanat Acquisition Corp (File No. 001-43303)

On November 9, 2026, representatives of Corxel Pharmaceuticals, Inc. presented the following presentation:

Nov 2026 Developing Innovative Cardiometabolic Therapies Globally

2 Disclaimer (1/2) This presentation (together with oral statements made in connection herewith, this "Presentation") is provided for informational purposes only. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Corxel Pharmaceuticals, Inc. ("Corxel" or the "Company") and Amanat Acquisition Corp ("AMAN") (such business combination, the "Proposed Business Combination"), and the related transactions, including a potential investment in the post-closing combined company (the "Proposed PIPE Investment" and, together with the Proposed Business Combination, the "Proposed Transactions"), and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. The proposed terms of the Proposed Transactions reflected in the Presentation are indicative, non-binding, and proposed by Corxel and AMAN. Any and all terms remain subject to further discussion, negotiation, and change. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation does not constitute either advice or a recommendation regarding any securities. Neither the U.S. Securities and Exchange Commission (the "SEC") nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the securities or of the Proposed Business Combination contemplated hereby or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. Any offering of securities in the Proposed PIPE Investment will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), and will be offered as a private placement to a limited number of institutional "accredited investors" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and "Institutional Accounts" as defined in FINRA Rule 4512(c). Accordingly, the securities remain restricted securities unless an exemption from the registration requirements of the Securities Act is available. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the securities acquired in the Proposed PIPE Investment may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the financial risk of their investment for an indefinite period of time. Any offer to sell securities will only be made pursuant to a definitive subscription agreement, and Corxel and AMAN reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement in whole or in part for any reason. This Presentation and the information contained herein constitute confidential information and are provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of AMAN and Corxel and are intended for the recipient hereof only. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally in connection with this Presentation is confidential, that you will not distribute, disclose or use such information for any purpose other than for the purpose of your firm's participation in the Proposed PIPE Investment, that you will not distribute, disclose or use such information in any way detrimental to Corxel or AMAN, and that you will return to Corxel and AMAN, delete or destroy this Presentation upon request. No representations or warranties, express or implied, are given in, or in respect of, this Presentation or with respect to the accuracy, completeness or reliability of the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will AMAN, Corxel, any bank serving as a placement agent in the Proposed PIPE Investment ("Placement Agents") or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers, or agents be responsible or liable for any direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Corxel's forward-looking statements related to the success, cost and timing of product candidate development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval and regulatory filing of its product candidates, and the size and growth potential of the markets for Corxel's product candidates are based upon, but not limited to, third-party research and Corxel's experience in the industry. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Corxel or the Proposed Transactions. Viewers of this Presentation should each make their own evaluation of Corxel and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Nothing herein should be construed as legal, financial, tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Nothing contained herein shall be deemed advice or a recommendation to any party to enter into any transaction or take any course of action. You are also reminded that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from Corxel from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information. Participants in the Solicitation In connection with the Proposed Business Combination, AMAN and Corxel intend to prepare and file with the SEC a registration statement containing a preliminary proxy statement of AMAN and a preliminary prospectus with respect to securities to be offered in the Proposed Business Combination. After the registration statement is declared effective, AMAN will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its shareholders as of a record date to be established for voting on the Proposed Business Combination. Shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about AMAN, Corxel and the Proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC's website located at www.sec.gov, or by directing a request to Amanat Acquisition Corp, 153 Central Avenue, C/O 56, Westfield, New Jersey 07090. AMAN, Corxel, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from AMAN's shareholders with respect to the Proposed Business Combination and the other matters set forth in the registration statement. Information regarding AMAN's directors and executive officers and a description of their interests in AMAN are contained in AMAN's prospectus dated May 18, 2026, filed with the SEC pursuant to Rule 424(b)(4), in connection with AMAN's initial public offering on the registration statement on Form S-1 (333-295170), which was declared effective by the SEC on May 19, 2026, and is available free of charge at the SEC's website located at www.sec.gov, or by directing a request to Amanat Acquisition Corp, 153 Central Avenue, C/O 56, Westfield, New Jersey 07090. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available. This Presentation is not a substitute for the registration statement or for any other document that AMAN and Corxel may file with the SEC in connection with the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by AMAN, without charge, at the SEC's website located at www.sec.gov.

3 Disclaimer (2/2) Forward-Looking Statements Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook" and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including the initiation, timing, progress and results of Corxel's clinical trials for CX11 and CX12, including their respective development plans and strategies; the initiation, timing, progress and results of preclinical studies and clinical trials for any future product candidates, including their respective product development plans and strategies; the timing, scope and costs involved in obtaining and maintaining regulatory approval for CX11, CX12 and any future product candidates that Corxel may identify or develop; expectations regarding future events under collaboration and licensing agreements, including potential future payments, as well as Corxel's plans and strategies for entering into further collaboration and licensing agreements; expectations regarding any strategic transactions Corxel may enter into for its clinical programs; the potential benefits and market opportunity for Corxel's product candidates; expectations regarding the size, scope and design of clinical trials; Corxel's manufacturing, commercialization and marketing plans and strategies; Corxel's plans to hire additional personnel and Corxel's ability to attract and retain such personnel; Corxel's estimates of the number of patients who suffer from the diseases it is targeting and potential growth in Corxel's target markets; Corxel's expectations regarding the approval and use of its product candidates; Corxel's competitive position and the development and impact of competing therapies that are or may become available; the size and growth potential of the markets for Corxel's product candidates; Corxel's ability to discover and develop additional product candidates and to advance such product candidates into, and successfully complete, clinical trials; financing and other business milestones; potential benefits of the Proposed Transactions; and expectations relating to the Proposed Transactions, including the use of proceeds of the Proposed PIPE Investment and Corxel's expected cash runway. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Corxel's and AMAN's management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Corxel and AMAN. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Proposed Transactions or consummate the Proposed Transactions, including the risk that any regulatory approvals (including in the United States, China and other applicable jurisdictions) are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Proposed Transactions, or the risk that the approval of the stockholders of AMAN or Corxel is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; matters discovered by AMAN or Corxel as they complete their respective due diligence investigations of each other; risks related to the approval and regulatory filing of Corxel's product candidates, including CX11 and CX12, and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers and partners; the impact of competitive products and programs; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against AMAN or Corxel related to the Proposed Business Combination; the effects of competition on Corxel's future business; the amount of redemption requests made by AMAN's public shareholders; and those factors discussed in documents AMAN has filed or will file with the SEC, together with the risks described in the document entitled "Risk Factors" that has been made available to interested parties concurrent with this Presentation and also set forth in the sections entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in AMAN's prospectus dated May 18, 2026 relating to its initial public offering, and in those documents that AMAN has filed, or will file, with the SEC. Additional risks are described in the document entitled "Risk Factors" that has been made available to interested parties concurrent with this Presentation. If any of these risks materialize or AMAN's or Corxel's assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither AMAN nor Corxel presently knows or that AMAN and Corxel currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect AMAN's and Corxel's expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualified in their entirety by reference to the cautionary statements herein. AMAN and Corxel anticipate that subsequent events and developments will cause AMAN's and Corxel's assessments to change. These forward-looking statements should not be relied upon as representing AMAN's and Corxel's assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither AMAN nor Corxel nor any of their respective affiliates undertakes any obligation to update these forward-looking statements, except as required by law. Images This Presentation includes images and diagrams of biological mechanisms, cellular reactions, and physiological processes related to cardiometabolic disease and Corxel's product candidates. All such images and diagrams are for illustrative purposes only. Such images and diagrams should not be relied upon or construed by investors as an indication or assurance that such biological reactions or therapeutic outcomes have already taken place or will take place in the future. Market Data and Other Information This Presentation discusses market trends that Corxel's leadership team believes will impact the development and success of Corxel based on its understanding of the market. The information contained herein is being presented by AMAN and Corxel and has not been prepared or independently verified by the Placement Agents. Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and AMAN and Corxel's own internal estimates and research, which are derived from the respective views of internal sources as well as independent sources. Neither Corxel nor AMAN has independently verified the data obtained from third-party sources or can assure you of the reasonableness of any assumptions used by these sources or the data's accuracy or completeness. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while AMAN and Corxel believe their internal research is reliable and have included it in good faith, such research has not been verified by any independent source and AMAN and Corxel neither guarantee nor make any representation or warranty, express or implied, as to its accuracy or completeness. This Presentation contains preliminary information only, is subject to change at any time and is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with AMAN and Corxel. Neither AMAN nor Corxel assumes any obligation whatsoever to update the information in this Presentation. Trademarks This Presentation contains trademarks, service marks, trade names, and copyrights that are the property of AMAN, Corxel, and other companies. The use or display of third parties' trademarks, service marks, trade names or products in this Presentation is not intended to imply, and does not imply, a relationship with AMAN or Corxel, an endorsement or sponsorship by or of AMAN or Corxel or a guarantee that AMAN or Corxel will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that AMAN or Corxel will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Corxel's Strategic Business Combination with Amanat

Definitive BCA and concurrent PIPE support Corxel's next stage of clinical development

TRANSACTION OVERVIEW

DEFINITIVE BCA	$300M PIPE	H1 2027
Signed October 25, 2026	Institutional commitments	Expected transaction closing

HIGH-QUALITY INSTITUTIONAL SUPPORT

Support global Phase 3 development of CX11 and expected operations through 2029 rtw
NEA
SR One
MIRAE ASSET Capital Life Science
HBM Healthcare Investments
NANTAHALA CAPITAL MANAGEMENT, LLC
COASTLANDS CAPITAL
LIFESCI VENTURE PARTNERS
INVUS
TCGX
RACAPITAL
PROPEL BIO PARTNERS™ INNOVATION IN MOTION
SILVERARC CAPITAL

+ one additional large healthcare mutual fund

CORXEL

4

Global Assets with Near-Term Clinical Data in Obesity and T2DM

		RESEARCH	PRE-CLINICAL	PHASE 1	PHASE 2	PHASE 3	CORXEL RIGHTS	NEXT ANTICIPATED MILESTONE
OBESITY / OVERWEIGHT, T2DM								
CX11 [(1)]	Oral small molecule GLP-1 RA	Obesity w/o T2DM					Global ex-China	Ph3 initiation 1H '27
		Obesity high dose P1b study						P1b high dose topline 1H '27
		T2DM						Ph2 T2DM topline expected 1H '27
CX12	Oral small molecule amylin RA	IND enabling					Global	IND submission planned 1H '27
Additional small molecule programs	Undisclosed						Global	

RA: receptor agonists; T2DM: type-2 diabetes mellitus

1. Vincentage is developing CX11 under the program name VCT220 in China. Vincentage has reported positive topline results of the Phase 3 registrational trial in China in May 2026, and announced submission of a New Drug Application (NDA) for VCT220 for weight management to China's National Medical Products Administration (NMPA) in July 2026

CORXEL

5

Obesity Treatment is Trending to Oral Solutions — and Still Wide Open

Category remains underpenetrated with need for treatments to combine efficacy, tolerability, and scalability

GLP1 Market's Unprecedented Growth

novo nordisk
Semaglutide
$36.1 Bn[1]

Lilly
Tirzepatide
$36.5 Bn[2]



+$100 Bn
$160-170 bn³
worldwide
sales
>$70 bn
2025
2034

Oral GLP-1 Are Seeing Increased Demand

- Oral Wegovy launch has seen ***extraordinary demand***[4]
- Oral pills are projected to ***capture over 1/3 of GLP-1 obesity market***[5]
- Oral GLP-1s are more likely to be preferred by primary care providers rather than ***endocrinologist specialists***[6]

Opportunity remains for next-generation products that could offer more refined efficacy–tolerability–convenience balance:

Excellent Clinical Effectiveness	Improved Tolerability & Treatment Persistence	Simplified Manufacturing & Production Scalability	Easy to Combine with Other Therapeutic Approaches

1. Novo Nordisk 2025 financial report. Exchange rate applied as of Feb 4, 2026 since Novo Nordisk reported earning in Danish kroners.
2. Eli Lilly 2025 financial report
3. Visible Alpha Consensus estimates as of May 2025
4. IQVIA TRx
5. Reuters
6. KOL interviews

CORXEL

6

CX11: A Potential "Best-in-Class" Oral Small Molecule GLP-1 RA

Differentiated product candidate, ready for Ph3 initiation in Q1 2027[1]

Efficacy data benchmarked against Foundayo ™



CX11
CX11
Foundayo™
Least Squares Mean Change (%)
0
-2
-4
-6
-8
-10
-12
-14
-11.5%
(36 weeks)[3]
-12.4%
(52 weeks)[4]
-12.4%
(72 weeks)[5]

Established manufacturing with low COGS & flexibility-for-combination

1. Attributing to the simple API synthesis & manufacturing process, est. COGS at maintenance dose is on par with Foundayo™
2. Global supply chain is already established and ready to support Ph3 & registrations

CX11 patient exposure exceeded 1,500 individuals across all studies completed by Sep 2026

Generally favorable safety profile and GI-tolerability

1. U.S. Ph2 showed a 5% discontinuation rate due to GI-AEs. No hepatic safety signal observed to date
2. Markedly lower vomiting incident rate observed across dose cohorts in U.S. Ph2 vs. oral GLP-1 RAs[2]



11%
34%
33%
34%
4%
12%
14%
16%
2%
10%
6%
12%
4%
8%
10%
2%
Nausea
Vomiting
Diarrhea
Constipation
Placebo
160mg
200mg Slow
200mg Fast

Path to launch in 2030-31, and unlock 10+ yrs of exclusivity in major markets[6]

1. On track to initiate global Ph3 trials in Q1'27
2. Short dose titration period expected to help accelerate the trials to support NDA submissions by 2029[1]
3. IP exclusivity through 2041 via COM[6] and 2044 via polymorph patent

1. Target timeline estimated based on planned EOP2 interaction with FDA and subject to feedback from regulatory authorities
2. No head-to-head clinical trials have been conducted. Differences exist between trial designs and subject characteristics, and strong caution should be exercised when comparing data across unrelated studies.
3. Efficacy result from U.S. Ph2 (efficacy estimand) at Week 36: 10.3% - 11.5% weight loss across 160mg, 200mg Slow and 200mg Fast cohorts
4. Efficacy result from China Ph3 (efficacy estimand) at Week 52: 12.2%-12.4% weight loss across 120mg and 160mg cohorts. Mean BMI dropped below 28.0kg/m2 at week 52
5. Source: Wharton 2025 NEJM Orforglipron data
6. Compound patent granted in US, EU, JP, etc.

CORXEL

7

8 CX12 (CXL1125) - an in-house developed small molecule amylin RA Differentiated in vitro potency, robust in vivo results compared with eloralintide Eloralintide1 CXL1125 hAMY1R 0.109 0.033 hAMY3R 0.281 0.118 hCTR 1.899 0.201 EC50 in cAMP assay (nM) 2 3 4 5 6 7 8 9 10 11 12 13 14 16 17 18 19 20 21 22 23 24 25 26 27 28 -15 -10 -5 0 Day post dosing Body weight change (%) 1 Vehicle, PO, QD, n=7 Eloralintide, 30 nmol/kg, SC, QD, n=7 CXL1125, 5 mg/kg, PO, QD, n=7 CXL1125, 15mg/kg(Day1-15) + 30mg/kg(Day16-29), PO, QD, n=7 15 -0.9% -10.6% -13.0% -10.7% • 5mg/kg CXL1125 showed comparable BW reduction (~11%) to injectable eloralintide • 15/30 mg/kg CXL1125 showed increased results (13.0%) compared to 5 mg/kg, without negative safety signals CXL1125 dose increased from 15 mg/kg to 30 mg/kg on Day 15 -14 -12 -10 -8 -6 -20 0 20 40 60 80 100 120 Log concentration, M hAMY1R % cAMP activation Eloralintide CXL1125 Comparable weight loss as eloralintide in DIO rats Superior in vitro functional activity of CXL1125 DIO: diet-induced obesity; BW: body weight; SC: subcutaneous; PO: oral; QD: once daily 1. H2H measurement

9 Favorable PK demonstrated potential for oral QD dosing IND enabling studies ongoing, targeting IND H1 2027 0 4 8 12 16 20 24 0.1 1 10 100 1000 10000 CXL1125 plasma concentration-time profiles after single administration in rat (n=3) Time (hr) Plasma concentration (ng/mL) CXL1125, 1 mg/kg, i.v CXL1125, 6 mg/kg, p.o PK parameters CXL1125, 1 mpk, IV CL (mL/min/kg) 17.0 Vss (L/kg) 2.0 T1/2 (hr) 2.0 AUClast (hr*ng/mL) 960 AUCINF (hr*ng/mL) 1005 PK parameters CXL1125, 6 mpk, PO Tmax (hr) 2.0 Cmax (ng/mL) 188 T1/2 (hr) 12.1 AUClast (hr*ng/mL) 2297 AUCINF (hr*ng/mL) 3102 CX12 (CXL1125) demonstrated favorable PK supporting potential QD dosing IV PO CL: clearance; IV: intravenous; PO: oral; Vss: volume distribution at steady state